           As filed with the Securities and Exchange Commission on April 9, 1998



                                    FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                              KANEB SERVICES, INC.
             (Exact name of registrant as specified in its charter)


                Delaware                                   74-1191271
        (State of incorporation)                        (I.R.S. Employer
                                                       Identification No.)


                          2435 North Central Expressway
                             Richardson, Texas 75080
           (Address of principal executive offices including zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                        Name of each exchange
          to be registered                        on which each class is
                                                     to be registered
---------------------------------           ------------------------------------
   Rights to Purchase Stock                     New York Stock Exchange, Inc.



Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

Item 1.  Description of Registrant's Securities to be Registered

         On April 9, 1998, the Board of Directors of Kaneb Services, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Kaneb Services, Inc. Common Stock to stockholders of record at the close of business on April 19, 1998. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock, no par value per share (the "Preferred Stock") at a Purchase Price of $15.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Chase Bank of Texas, National Association, a national banking association, as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 15 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 15 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after April 19, 1998, will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 19, 2008, unless earlier redeemed by the Company as described below. As long as the rights are attached to the Common Stock, one additional Right shall be deemed to be delivered with each share of Common Stock issued or transferred by the Company in the future, including but not limited to shares of Common Stock issuable upon conversion of any series of convertible preferred stock or debt instruments of the Company and shares of Common Stock issuable upon exercise of options to purchase Common Stock granted by the Company.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 20% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its shareholders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         In the event that, at any time  following the Stock  Acquisition  Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the next preceding paragraph or a merger which follows an offer described in the next preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the next preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         At any time until fifteen days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing
Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         As of April 6, 1998, there were 32,201,764 shares of Common Stock outstanding and 2,922,059 shares of Common Stock reserved for issuance upon the exercise of options and warrants. In addition, the Company held 4,352,442 shares of Common Stock in treasury as of April 6, 1998. Each outstanding share of Common Stock on April 19, 1998, will entitle the holder thereof to receive one Right. In addition, the Company will issue one Right for each share of Common Stock that becomes outstanding between the Record Date and the Distribution Date (or the earlier expiration, exchange or redemption of the Rights) so that all such shares will have attached Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the fifteenth day after the Stock Acquisition Date, redeem all but not less than all the then outstanding Rights at the Redemption Price.

         A copy of the Rights Agreement has been filed as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2.  Exhibits.

         4.1 Rights Agreement dated as of April 9, 1998, between the Registrant and Chase Bank of Texas, National Association, as Rights Agent, which includes as exhibits, the form of Right Certificate and the Summary of Rights to Purchase Stock.

         4.2      Letter to stockholders of the Registrant dated April 20, 1998.

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  April 9, 1998                      KANEB SERVICES, INC.



                                           By:       //s//
                                              Howard C. Wadsworth
                                              Vice President and Treasurer

                                INDEX TO EXHIBITS




4.1 Rights Agreement dated as of April 9, 1998, between the Registrant and Chase Bank of Texas, National Association, as Rights Agent, which includes as exhibits, the form of Right Certificate and the Summary of Rights to Purchase Stock.

4.2  Letter to stockholders of the Registrant dated April 20, 1998.